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SEC Mail Processing **SECURIT** 11016927 **SSION**
Section

FEB 25 2011

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68458

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/10____ AND ENDING ____12/31/10____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Microventure Marketplace, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12513 Uvalde Creek Drive_____
(No. and Street)

Austin	Texas	78732
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Clark _____ (512) 461-3686
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP_____
(Name – if individual, state last, first, middle name)

5918 W. Courtyard Drive, Suite 500	**Austin**	**Texas**	**78730**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____William Clark_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____**Mircoventure Marketplace, Inc.**_____, as of

_____December 31___, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____   _____

_____

_____   _____
                                                                         Signature

                                                        _____President_____
IRENE WATSON   Title
Notary Public
STATE OF TEXAS
My Comm. Exp. July 10, 2013

_____
Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).


PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

MICROVENTURE MARKETPLACE, INC.

Financial Statements and Supplemental Schedule
December 31, 2010

(With Independent Auditors' Report Thereon)

MICROVENTURE MARKETPLACE, INC.
Index to Financial Statements and Supplemental Schedule
December 31, 2010



PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Microventure Marketplace, Inc.:

We have audited the accompanying statement of financial condition of Microventure Marketplace, Inc. (the Company) as of December 31, 2010, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Microventure Marketplace, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 7, 2011

5918 West Courtyard Drive, Suite 500   Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895

PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN • CHICAGO • DALLAS • HOUSTON
SAN FRANCISCO • SEATTLE • SPOKANE

MICROVENTURE MARKETPLACE, INC.
Statement of Financial Condition
December 31, 2010

ASSETS

Cash	$	30,455
Other assets		5,730
TOTAL ASSETS	$	36,185

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued expenses	$	4,985
		4,985

Stockholders' equity:

Common stock, 2,000,000 shares authorized with	
$0.01 par value, 97,561 issued and outstanding	976
Additional paid-in capital	127,513
Retained deficit	(97,289)
Total stockholders' equity	31,200

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	36,185

See notes to financial statements and independent auditors' report.

MICROVENTURE MARKETPLACE, INC.
Statement of Operations
For the Year Ended December 31, 2010

REVENUES:		
Due Diligence Fees	$	378
Interest Earned		31
Total Revenues		409
EXPENSES:		
Communications		1,315
Professional fees		30,194
Regulatory fees and expenses		7,955
Technology fees		44,527
Occupancy and equipment costs		1,265
Other expenses		12,442
Total Expenses		97,698
LOSS BEFORE INCOME TAXES		(97,289)
Income tax expense		-
NET LOSS	$	(97,289)

See notes to financial statements and independent auditors' report.

MICROVENTURE MARKETPLACE, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2010

	Shares	Capital Stock	Additional Paid-In Capital	Retained Deficit	Total
Balances at inception	-	$ -	$ -	$ -	$ -
Issuance of stock	97,561	976	$ 96,585	$ -	$ 97,561
Capital contribution	-	-	30,928	-	30,928
Net income	-	-	-	(97,289)	(97,289)
Balances at December 31, 2010	97,561	$ 976	$ 127,513	$ (97,289)	$ 31,200

See notes to financial statements and independent auditors' report.

MICROVENTURE MARKETPLACE, INC.
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flows from operating activities:	
Net loss	$ (97,289)
Change in operating assets and liabilities:	
Other assets	(5,730)
Accounts payable and accrued expenses	4,985
Cash provided by operating activities	(98,034)
Cash flows from investing activities:	-
Purchases of property and equipment	-
Cash used in investing activities	
Cash flows from financing activities:	
Issuance of stock	97,561
Capital contributions	30,928
Cash provided by financing activities	128,489
Net increase in cash	30,455
Cash at beginning of year	-
Cash at end of year	$ 30,455
Supplemental Disclosures of Cash Flow Information:	
Cash paid for:	
Income taxes	$ -
Interest	$ -

See notes to financial statements and independent auditors' report.

Note 1 - Nature of Business

Microventures Marketplace, Inc. (the Company) is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company is a limited purpose broker dealer and is primarily engaged in the business of providing a web based market place for companies seeking equity capital through an exempt offering and accredited investors to facilitate transactions.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Revenue Recognition

Commission and due diligence fees are recognized on an accrual basis and are included in income as commissions are earned from the completion of transactions or as payments are received per agreement with the client.

Securities Transactions

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission revenue and related expenses are recorded on a trade date basis.

Trading Profit

Trading profits include gains and losses on securities traded as well as adjustments to record securities positions at market value. Dividends are recorded on the ex-dividend date.

Securities Owned and Securities Sold, Not Yet Purchased

Long and short positions in securities are reported at fair value. Securities with readily determinable market values are based on quoted market prices. Securities with limited market activity for which quoted market values are not readily determinable are based on management's best estimate which may include dealer price quotations and price quotations for similar instruments traded. Warrants are valued based upon the value of the underlying securities. The difference between cost and fair value has been included in securities owned, at fair value and gains on securities trading accounts, net in the accompanying financials statements. These investments are subject to the risk of failure of the issuer and the risk of changes in market value based on the ability to trade such securities on the open market.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash, and accrued expenses. The Company may from time to time have cash balances in excess of federally insured limits at various times during the year.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of tax receivable in the amount of $0 included in other assets. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses includes in the determination of net income are non-deductible for tax reporting purposes.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations.

The Company is subject to Texas franchise tax. The tax is based on taxable margin, as defined under the law, rather than being based on federal taxable income. For the year ended December 31, 2010, the Company has no Texas franchise tax expense due.

Subsequent Events

The Company evaluates events that occur subsequent to the balance sheet date of periodic reports, but before financial statements are issued for periods ending on such balance sheet dates, for possible adjustment to such financial statements or other disclosure. This evaluation generally occurs through the date at which the Company's financial statements are available to be issued. For the financial statements as of and for the periods ending December 31, 2010, this date was February 7, 2011.

Note 3 - Stockholders' Equity

On October 26, 2009, the Company was incorporated in the state of Delaware. The Company's formation and administrative costs of $97,561 were financed through the sale of 97,561 shares of ordinary shares at a price of $0.01 per share. Additional capital contributions of $30,928 were made during 2010 to fund operations and are included as additional paid-in-capital and are not refundable to the stockholders.

Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010, the Company had net capital of $25,470 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.20 to 1. The Securities and Exchange Commission permits a ratio of no greater than 8 to 1 for broker dealers during the first year of operation.

Note 5 - Commitment and Contingencies

The Company may be subject to various claims and legal actions arising in the ordinary course of business. At December 31, 2010, the Company was not involved in any litigation or active legal actions.

MICROVENTURE MARKETPLACE INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2010

Total partners' equity qualified for net capital	$ 31,200
Deductions and/or charges	
Non-allowable assets:	5,730
Total deductions and/or charges	5,730
Net capital before haircuts on securities	25,470
Haircuts on securities	-
Net capital	$ 25,470
Aggregate indebtedness	
Accounts payable and other liabilities	$ 4,985
Total aggregate indebtedness	$ 4,985
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or	
6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 20,470
Ratio of aggregate indebtedness to net capital	0.20

Note: The above computation does not differ from the computation of net capital under
Rule 15c3-1 as of December 31, 2010 as reported by Microventure Marketplace Inc.
on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements and independent auditors' report.



PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

To the Board of Directors of
  Microventure Marketplace, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Microventure Marketplace, Inc. (the Company) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

5918 West Courtyard Drive, Suite 500 Austin, TX 78730
tel (512) 258-9670 · fax (512) 258-5895
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN · CHICAGO · DALLAS · HOUSTON
SAN FRANCISCO · SEATTLE · SPOKANE



PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for use of the Managers, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and may be utilized by other specified parties at management's discretion.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 7, 2011